

SEC 07008702 SSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casgrain & Company (USA) Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 McGill College Avenue, 21st Floor
(No. and Street)

Montreal (City) QC (State) H3B 4G7 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED NOV 27 2007 WASH, D.C. 200

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

André Zanga (514) 871-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton
(Name – *if individual, state last, first, middle name*)

600 de La Gauchetière Street West, Suite 1900, Montreal QC H3B 4L8
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 08 2008 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/13

1/7/08

OATH OR AFFIRMATION

I, Guy R. Casgrain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casgrain & Company (USA) Limited, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Michael Bantey

Notary Public

MICHAEL BANTEY Member of the Bar of the Province of Quebec and ex officio commissioner of oaths

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton, LLP.
Chartered Accountants

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors of
Casgrain & Company (USA) Limited

In planning and performing our audit of the financial statements of Casgrain & Company (USA) Limited (the Company), as of and for the year ended September 30, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with the generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Québec, Canada
November 7, 2007

Casgrain & Company (USA) Limited

Statement of Financial Condition
September 30, 2007

Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton LLP
Chartered Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Casgrain & Company (USA) Limited

We have audited the accompanying statement of financial condition of Casgrain & Company (USA) Limited as at September 30, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Casgrain & Company (USA) Limited as at September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Québec, Canada
November 7, 2007

Suite 300
Les Tours Triomphe
2500 Daniel-Johnson Blvd.
Laval, Québec H7T 2P6
Telephone: (514) 382-0270
Fax: (514) 875-9797
www.rcgt.com

Casgrain & Company (USA) Limited
Statement of Financial Condition

September 30, 2007 (in U.S.$)

ASSETS		
Cash and cash equivalents	$	93,605
Securities purchased under agreements to resell		24,345,171
Financial instruments owned, at fair value (including $12,980,670 pledged as collateral)		25,212,844
Income taxes receivable		307,988
Deferred tax assets		11,057
Total assets	$	49,970,665
LIABILITIES AND STOCKHOLDER'S EQUITY		
Bank loans	$	125,000
Securities sold under agreements to repurchase		3,435,252
Payable to broker-dealers		21,696,017
Accrued expenses		252,312
Total liabilities		25,508,581
STOCKHOLDER'S EQUITY		
Preferred stock, without par value		
Authorized: unlimited number of shares		
Issued: none		
Common stock, without par value		
Authorized: unlimited number of shares		
Issued: 9,525,000		9,525,000
Retained earnings		14,937,084
Total stockholder's equity		24,462,084
Total liabilities and stockholder's equity	$	49,970,665

The accompanying notes are an integral part of the statement of financial condition.

On behalf of the Board,

Director .... Director ....

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2007 (in U.S.$)

1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Casgrain & Company (USA) Limited ("the Company"), a Canadian corporation, is a wholly-owned subsidiary of Casgrain & Company Limited ("the Parent"), a Canadian broker-dealer. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation.

The Company deals in securities of the government of Canada and agencies, Canadian provincial governments and agencies, U.S. government securities, Canadian municipal securities as well as Canadian and U.S. corporate debt and equity securities. These activities are conducted on behalf of the Company's clients and for its own account. The Company's clients, which are strictly comprised of financial institutions and other broker-dealers, are located almost entirely in the United States.

The Company effects all its financial instruments transactions on a delivery/receive versus payment basis and therefore the Company does not otherwise hold funds or securities for, or owe money or securities, to clients.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Although the Company is a Canadian entity, it uses the U.S. dollar as the functional currency as the U.S. dollar is the currency of the primary economic environment in which the entity primarily operates.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Financial instruments transactions

Financial instruments transactions are recorded in the statement of financial condition on a trade date basis.

Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded on a net basis and are reflected accordingly in receivable from, or payable to, broker-dealers on the statement of financial condition.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2007 (in U.S.$)

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments used for trading

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value. Fair value of financial instruments used for trading, which includes accrued interest where applicable, are based on quoted market prices in active markets, broker or dealer price quotations, pricing models and management's estimates.

Derivatives

Derivative financial instruments, utilized by the Company are strictly comprised of U.S. exchange-traded futures contracts and are recorded at fair value.

Fair value of derivatives financial instruments is based on quoted market prices in active markets and on management's estimates.

Futures contracts with positive or negative fair value are recorded as receivables from and payables to broker-dealers, as applicable.

Transfers of financial assets

The Company accounts for transfers of financial assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, Accounting for Transfers and Servicing or Financial Assets and Extinguishments of Liabilities. In general, transfers are accounted for as sales under SFAS No. 140 when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements. Financial instruments owned, which are pledged to counterparties under repurchase agreements and collateralized financing arrangements, and where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments, are disclosed parenthetically in financial instruments owned on the statement of financial condition.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2007 (in U.S.$)

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities financing transactions

The Company enters into resale and repurchase agreements, securities borrowed and loaned transactions and bank loans in order to finance Company inventory positions and to obtain securities for settlement.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to obtain possession of collateral with a fair value substantially equal to the principal amount loaned plus the accrued interest thereon in order to collateralize resale agreements. Similarly, the Company is required to provide financial instruments to counterparties in order to collateralize repurchase agreements. To ensure that the fair value of the underlying collateral in resale and repurchase transactions remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. All resale and repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

Resale and repurchase agreements are reported net by counterparty, when applicable, pursuant to the provision of Financial Accounting Standards Board ("FASB") interpretation No. 41, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements (FIN 41).

Securities borrowed and securities loaned transactions are generally reported as collateralized financings transactions except where other securities are used as collateral. Securities borrowed and loaned transactions collateralized by cash are recorded at the amount of cash collateral advanced or received plus accrued interest thereon. Securities borrowed transactions require the Company to deposit cash or other securities as collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other securities in an amount generally equal to the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned against the collateral value on a daily basis, with additional collateral obtained or refunded as necessary. All borrowing and lending securities activities are transacted under master netting agreements.

Bank loans, necessary to facilitate the securities settlement process for the Company's transactions are recorded at the amount of cash received in connection with the transaction plus accrued interest. Bank loans are collateralized by financial instruments owned by the Company, securities purchased under agreements to resell and/or failed to deliver securities.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial reporting and tax basis of assets and liabilities, using the currently enacted tax rates. Deferred tax assets are recognized to the extent that realization of such benefits are more likely than not.

Cash equivalents

The Company defines cash equivalents as liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business.

New accounting developments

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for uncertainty in Income Taxes, an interpretation of SFAS No. 109 ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet to be recognized in the financial statements and provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measure fair value and enhances disclosures requirements for fair value measurements. SFAS No. 157 does not change existing guidance as to whether or not an instrument is carried at fair value.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits an entity to measure certain financial assets and liabilities at fair value that are otherwise not accounted for as fair value under other accounting standards. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. Under SFAS 159, an entity that elects the fair value option will be required to report unrealized gains and losses in the statement of income at each subsequent reporting date.

FIN 48 is effective for the Company as of October 1, 2007, while SFAS 157 and 159 are effective as of October 1, 2008. The Company does not expect that the adoption of FIN 48 and SFAS 157 and 159 will have a material effect on its financial statements.

3 - FINANCIAL INSTRUMENTS OWNED

Financial instruments owned consisted solely of U.S. treasuries as at September 30, 2007.

4 - PAYABLE TO BROKER-DEALERS

As at September 30, 2007, payable to broker-dealers consisted solely of net payable arising from unsettled regular-way transactions.

5 - INCOME TAXES

The Company is subject to Canadian income taxes only.

Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences result in taxable or deductible amounts in future years.

Deferred tax assets consist of start-up costs and clearing entrance fees not currently deductible.

6 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS

Securities clearing depository member guarantee

As a member of a securities clearing depository and pursuant to the membership agreement, the Company granted a movable hypothec and a security interest, where applicable, to the clearing agency and system operator and may as well be required to post collateral to satisfy margin deposits requirements. These guarantees may be used by the clearing agency and system operator in the event the Company fails to meet its contractual obligations. Moreover, the Company may also be required to pay a proportionate share of the financial obligation of another member who may default on its obligation to the clearing depository. In this situation, the Company's guarantee obligations would arise only if the clearing depository had previously exhausted all of its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing depository. Any potential contingent liabilities under this membership agreement cannot be estimated. The Company has not recorded any contingent liability in its financial statements for this agreement and believes that any potential requirements to make payments under this agreement is remote.

As at September 30, 2007, the Company had deposit securities having a market value of $298,765 to satisfy margin deposits requirements.

Derivative financial instruments

The Company executed all its exchange-traded contracts through a commodity futures correspondent broker who is a member of the exchanges where these contracts are traded. The rules of these exchanges require that margins in cash or securities be deposited with the clearing house where these contracts settle in order to guarantee their execution in the event the contract counterparty is unable to meet its contractual obligations. As of September 30, 2007, the Company had no position in derivative financial instruments.

6 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS (Continued)

Indemnifications

In the normal course of its business, the Company provides representations and warranties to counterparties in connection with a variety of commercial transactions which requires to indemnify them against potential losses caused by the breach of those representations and warranties. The Company has also agreed in certain circumstances, to indemnify and guarantee certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as agent of, or providing services to the Company. These indemnifications generally are standard contractual terms. The maximum potential amount of future payments which the Company may be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications.

7 - FINANCIAL INSTRUMENTS

Fair value of financial instruments

Financial instruments owned, financial instruments sold, but not yet purchased and derivative financial instruments are carried at fair value, which is defined in Note 2. All other financial assets and liabilities are recorded at contracted amounts approximating fair value due to the short-term nature of these financial instruments.

Risk management and trading activities

The Company's trading activities consist in trading debt securities of Canadian governments (federal, provincial, municipal and public sector entities) and of the U.S. government, derivative financial instruments, as well as corporate debt and equity securities. While trading is generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions.

These trading activities expose the Company to market and credit risks. These risks are managed in accordance with risk management policies and procedures established by the Company, as discussed below.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2007 (in U.S.$)

7 - FINANCIAL INSTRUMENTS (Continued)

Market risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, currency exchange rates, equity price risk and credit spreads. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the types of market risks faced by the Company.

- Interest rate risk

  Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

- Currency risk

  Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of financial instruments.

- Equity price risk

  Equity price risk represents the risk that an equity price fluctuates due to unfavorable general movements in the level of the stock market or due to other instruments that derive their value from a particular equity security, a defined basket of equities or an equity index.

- Credit spread risk

  Credit spread risk arises from the possibility that changes in an issuer's credit rating or credit perception affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given quality, i.e. the additional yield that a debt instrument issued by an entity must produce over a less risky alternative (e.g. U.S. Treasury financial instrument).

The Company attempts to mitigate its exposure to market risk by entering into offsetting positions in other financial instruments, including derivative financial instruments, and by reviewing trading positions and limits.

Credit risk

Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Financial instruments are valued at fair value and therefore reflect the Company's maximum default risk exposure as at the balance sheet date. In the case of resale and repurchase agreements as well as on and off-balance sheet securities borrowing and lending arrangements, this default risk is mitigated by master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2007 (In U.S.$)

7 - FINANCIAL INSTRUMENTS (Continued)

As a broker-dealer, the Company executes and settles various client and broker-dealer transactions. Execution of these transactions includes the purchase and sale of financial instruments by the Company. These activities may expose the Company to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the financial instruments underlying the contracts at an unfavorable market price.

The Company also clears some of its transactions through a bank pursuant to a clearance agreement. Non-performance by the bank in fulfilling it contractual obligations to the Company may expose the Company to default risk and potential loss, as described above.

In connection with its trading activities, the Company enters into resale and repurchase agreements, on and off-balance sheet securities borrowing and lending arrangements and bank loans. Under these agreements and transactions, the Company either receives or provides collateral such as cash or financial instruments. Additionally, the Company delivers collateral to satisfy margin deposits with clearing organizations. In the event that the counterparty is unable to meet its contracted obligation to return financial instruments or cash delivered as collateral, the Company may incur a loss up to the amount by which the market value of the collateral delivered exceeds the value of the cash or financial instruments received. As mentioned, the Company enters into resale and repurchase agreements as well as securities loan agreements. These agreements include contractual provisions allowing additional collateral to be obtained or excess collateral returned when necessary, and give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty in order to reduce exposure to credit losses.

The Company manages credit risk by reviewing and establishing individual and group limits, by monitoring and managing daily exposure to credit limits, by reviewing counterparty financial soundness periodically, by utilizing a clearing bank that is highly capitalized, by obtaining additional collateral or retrieving excess collateral from counterparties, when deemed appropriate, and by entering into resale and repurchase agreements, and securities loan agreements.

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in like activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. To reduce the potential risk of concentration, individual and group credit limits are established and monitored in light of changing new counterparties and market conditions. The Company does not expect non-performance by counterparties in the above situation.

The Company's most significant industry credit concentration is with U.S. and Canadian governments, financial institutions and other broker-dealers. This concentration arises in the normal course of the Company's business.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

September 30, 2007 (In U.S.$)

7 - FINANCIAL INSTRUMENTS (Continued)

Derivatives financial instruments

The Company utilizes derivative financial instruments for trading purposes and to manage market risk. Market risk is substantially dependant on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchanges rates.

The Company manages the risk associated with derivatives financial instruments on an aggregate basis along with the risk associated with its proprietary trading positions as part of its risk management policy.

Notional principal amounts are not recorded on the balance sheet, but are rather utilized solely as a basis for determining future cash flows to be exchanged. Therefore, notional principal amounts provide a measure of the Company's involvement with such instruments, but are not indicative of actual or potential risk. As mentioned, as of September 30, 2007, the Company had no position in derivative financial instruments.

8 - COLLATERAL

The Company primarily receives collateral in connection with resale agreements and securities borrowed transactions. The Company is permitted to sell or repledge these securities held as collateral and use the securities to deliver to counterparties to cover short positions, secure repurchase agreements and bank loans or enter into securities lending transactions.

As at September 30, 2007, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge, excluding the impact of FIN 41, was $45,799,532 of which $21,895,417 was sold or repledged.

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at September 30, 2007, the Company had net capital of $21,676,397 which was $21,426,397 in excess of its required net capital of $250,000.

Casgrain & Company (USA) Limited
Notes to Statement of Financial Condition

10 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into financial instruments transactions and securities financing transactions with the Parent. The Company believes that these transactions are subject to terms and conditions comparable to transactions with unaffiliated entities. Additionally, the Company contracts a variety of services from the Parent. Such services include occupancy, use of equipment, back office, regulatory and administration.

As at September 30, 2007, the Company had a net payable to the Parent of $27,315,478 relating to financial instruments transactions that have not reached their contractual settlement date. This amount is netted with other receivable and payable for unsettled regular-way trades and is reflected in payable to broker-dealers on the statement of financial condition. In addition, the Company had also with the Parent $24,345,171 of securities purchased under agreements to resell.

The charges related to services contracted from the Parent as at September 30, 2007 amount to $82,772 and are included in accrued expenses.


END